KB UF1-31-03

03002642

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UNITED STATES
[SECUR]ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8- 46941

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC MAIL PROCESSING SECTION RECEIVED JAN 2 9 2003 WASH, D.C. 207

REPORT FOR THE PERIOD BEGINNING 12/01/01 (MM/DD/YY) AND ENDING 11/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SBK-BROOKS INVESTMENT CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

840 TERMINAL TOWER, 50 PUBLIC SQUARE
(No. and Street)

CLEVELAND	OHIO	44113
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ERIC L. SMALL — (216) 861-6950
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McCURDY & ASSOCIATES CPA'S, INC.
(Name — *if individual, state last, first, middle name*)

27955 CLEMENS RD	WESTLAKE	OHIO	44145
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 0 6 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ERIC L. SMALL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SBK-BROOKS INVESTMENTS CORPORATION, as of NOVEMBER 30, ~~19~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

President/CEO

Title

Notary Public

SHEILAH M. HOUSE
NOTARY PUBLIC • STATE OF OHIO
My commission expires Mar. 25, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements
and Additional Information

SBK-Brooks Investment Corporation

For the Year Ended November 30, 2002
With Report of Independent Auditors

SBK-Brooks Investment Corporation
Financial Statements and Additional Information
For the Year Ended November 30, 2002

CONTENTS

McCurdy
& Associates
CPA's, Inc.
CERTIFIED PUBLIC ACCOUNTANTS

27955 Clemens Road
Westlake, Ohio 44145-1121
Phone: (440) 835-8500
Fax: (440) 835-1093

Report of Independent Auditors

To The Stockholders
SBK-Brooks Investment Corporation

We have audited the accompanying statement of financial condition of SBK-Brooks Investment Corporation (an Ohio corporation) as of November 30, 2002 and the related statement of income, changes in stockholders' equity, statement of changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit of the financial statements provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SBK-Brooks Investment Corporation as of November 30, 2002 and the results of its operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McCurdy & Associates

McCurdy & Associates CPA's, Inc.
Westlake, Ohio
January 2, 2003

SBK-Brooks Investment Corporation
Statement of Financial Condition
as of
November 30, 2002

Assets

Cash	$ 44,813
Accounts receivable	419,869
Certificates of deposit-restricted	1,155,883
Investments	6,487
Officer advances	409,492
Employee advances	4,207
Notes receivable	47,000
Furniture and equipment at cost, less accumulated depreciation of $46,828	7,281
Goodwill	15,436
Deposits	1,726
Total Assets	**$2,112,194**

Liabilities and Stockholders' Equity

Liabilities

Accounts payable-Trade	$ 40,714
Bank line of credit	399,527
Employee benefit plan payable	1,493
Employee profit sharing plan payable	20,000
Federal income tax payable	5,200
Accrued franchise tax	2,000
Deferred federal income tax	1,100
Note payable	50,000
Total Liabilities	**520,034**

Stockholders' equity

Common stock, without par value; 850 shares authorized, 285 issued and outstanding	285,000
Preferred stock, without par value; 1,500,000 shares authorized, 1,235,000 issued and outstanding; liquidation value $100/share	1,235,000
Retained earnings	80,160
	1,600,160
Less: Cost of 18.75 shares of common stock held by the Company	(8,000)
Total Stockholders' Equity	**1,592,160**
Total Liabilities and Stockholders' Equity	**$2,112,194**

The accompanying notes are an integral part of these financial statements

SBK-Brooks Investment Corporation
Statement of Income
For the Year Ended November 30, 2002

Revenues	
Commissions	$ 806,741
Secondary fixed income	433,693
Underwriting and investment banking	1,236,629
Interest	37,859
Total Revenues	**2,514,922**
Operating expenses	
Employee compensation, benefits, and taxes	1,471,899
Clearing fees	192,674
Occupancy and equipment rental	188,463
Promotion and development	22,109
Professional fees	160,865
Regulatory fees and expenses	21,934
Depreciation	6,164
Other operating expenses	384,976
Total Operating Expenses	**2,449,084**
Income before federal income tax	65,838
Federal income tax expense	13,305
Net income	**$ 52,533**

The accompanying notes are an integral part of these financial statements

SBK-Brooks Investment Corporation
Statement of Changes in Stockholders' Equity
For the Year Ended November 30, 2002

	Common Stock	Preferred Stock	Retained Earnings	Treasury Stock	Total
Beginning balances	$285,000	$ 900,000	$27,627	$(8,000)	$1,204,627
Stock issued	0	335,000	0	0	335,000
Net income	0	0	52,533	0	52,533
Dividends paid	0	0	0	0	0
Ending balances	$285,000	$1,235,000	$80,160	$(8,000)	$1,592,160

The accompanying notes are an integral part of these financial statements

SBK-Brooks Investment Corporation
Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
For the Year Ended November 30, 2002

Beginning balance	$ 0
Increase:	
Proceeds of subordinated loan	1,800,000
Decrease:	
Payment of subordinated loan	1,800,000
Ending balance	$ 0

The accompanying notes are an integral
part of these financial statements

SBK-Brooks Investment Corporation
Statement of Cash Flows
For the Year Ended November 30, 2002

Cash flows from operating activities:	
Net income	$ 52,533
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Depreciation	6,164
Change in other assets and liabilities:	
Increase in accounts receivable from brokers, dealers	(55,963)
Increase in secured demand note collateral	(253,975)
Increase in employee benefit plan payable	1,493
Decrease in accounts payable-trade	(61,930)
Decrease in accrued benefit plan	(30,000)
Decrease in accrued interest	(25,865)
Decrease in income taxes payable	(7,743)
Decrease in deferred income tax	(2,665)
Net cash provided by (used in) operating activities	**(377,951)**
Cash flows provided by (used in) investing activities:	
Officer advances	(164,280)
Purchase of options	(6,487)
Net cash provided by (used in) investing activities	**(170,767)**
Cash flows provided by (used in) financing activities:	
Proceeds from subordinated loan	1,800,000
Payment of subordinated loan	(1,800,000)
Proceeds from line of credit	259,527
Proceeds from note payable	50,000
Proceeds from sale of preferred stock	335,000
Loan converted to preferred stock	(85,000)
Net cash provided by (used in) financing activities	**559,527**
Net increase (decrease) in cash	**10,809**
Cash at beginning of period	34,004
Cash at end of period	**$ 44,813**

The company paid $34,223 in interest expense and $26,731 in income taxes during the year.

The accompanying notes are an integral part of these financial statements

SBK-Brooks Investment Corporation
Notes to Financial Statements
For the Year Ended November 30, 2002

Note A - Significant Accounting Policies

Nature of Business - SBK-Brooks Investment Corp. (the Company) was incorporated on December 1, 1993 under the laws of Ohio. The Company is registered with the National Association of Securities Dealers, Inc. as broker/dealer effective March 18, 1994. The Company is involved in the organization, underwriting, distribution, trading and brokerage of fixed income and equity securities. The Company maintains an office in Cleveland, a branch office in Chicago, and satellite offices in Detroit and Houston.

Commissions and Underwriting (Investment Banking) Transactions-Equity commissions are recorded on a settlement date basis. Underwriting (Investment Banking) fees are recorded as follows: management fees on offering dates; sales commissions on offering dates; and underwriting fees at the time the underwriting is completed and reasonably determinable.

Furniture, Equipment and Depreciation-Furniture and equipment are stated at cost. Depreciation is provided on a straight line basis. Improvements that extend the useful life of property are capitalized and maintenance and repairs are expensed as incurred.

Income Taxes-Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes). The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for operating losses and tax credits that are available to offset future taxable income.

Estimates-The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable-Accounts receivable are reported at the amount management expects to collect on balances outstanding at year-end. Management closely monitors outstanding balances and writes off, as of year-end, all balances that have not been collected by the time the financial statements are issued.

Certificates of Deposit-The Company is required by its primary lender to maintain restricted cash.

SBK-Brooks Investment Corporation
Notes to Financial Statements (Cont'd)
For the Year Ended November 30, 2002

Note B - Computation of Net Capital

The Company is subject to the Securities and Exchange Commission Uniform net capital rule (Rule 15c3-1) which requires the maintenance of a minimum net capital amount of the greater of $100,000 or 6-2/3% of total aggregate indebtedness. Excess net capital of the Company was $1,000,531 as of November 30, 2002.

Note C - Leases

The Company leased office space in several locations and office equipment during the year. The Company also leases computer equipment and software month to month for approximately $8,900 every three months and $2,350 per month. Month to month office space rental is approximately $5,700 per month. Lease commitments for the next five years follow:

2003	$57,684
2004	41,250
2005	0
2006	0
2007	0

Rent expense during the year was $106,604 including utilities.

Note D – Advances and Notes Receivable

Officer advances are $409,492 unsecured with interest paid at 5%; the highest single balance due is $347,004; and have no repayment terms. Two unsecured notes receivable dated November 27, 1999 from shareholders are due November 30, 2003 with an annual interest rate of 6%.

Note E - Employee Benefit Plan

Substantially all of the Company's employees are covered under a qualified plan pursuant to Section 401(k) of the Internal Revenue Code. Under the provisions of the Plan, The Company may match part of the employees' pre-tax contributions and may also make a discretionary contribution at the end of the fiscal year. The Company expensed a discretionary contribution for the current year of $20,000.

Note F – Note Payable

A six month loan at 24% was repaid in January 2003.

SBK-Brooks Investment Corporation
Notes to Financial Statements (Cont'd)
For the Year Ended November 30, 2002

Note G - Income Taxes

The provision for federal income taxes consist of the following components:

Current	$ 5,200
Deferred	(2,665)
Prior year adjustment	10,770
Income Tax Provision	$13,305

The company's provision for income taxes differs from applying the statutory U.S. Federal income tax to income before taxes. The primary differences result from deducting certain expenses for financial reporting purposes but not for Federal income tax purposes

Note H – Line of Credit

A line of credit has been established at National City Bank with a maximum of $400,000 at 5.25% per year. This loan has been guaranteed by two officers of the company and is secured by equipment, fixtures, and keyman insurance assignment.

Note I – Related Party Transactions

The company is owed advances of $409,492 and notes of $47,000 from shareholders. A note payable of $85,000 plus accrued interest of $40,000 to a related party was converted to 125,000 shares of preferred stock during the year.

Note J – Investments

The company purchased options for $6,487. These expired in December 2002.

Note K – Equity

The Board of Directors approved issuance of up to 500,000 shares of preferred stock.

The primary shareholder purchased 210,000 preferred shares at $1 per share financed by a bank loan.

A related party converted his loan receivable and accrued interest to 125,000 preferred shares at $1 per share.

Note L – Concentration of Credit Risk

The Company has Certificates of Deposit with one financial institution in excess of the Federal Deposit Insurance Corporation maximum of $100,000. This practice does not serve to limit the Company's exposure to credit risk. Balances as of November 30, 2002 follow:

	Book Balance	Bank Balance
National City Bank	$1,155,883	$1,155,883
Federally Insured	(100,000)	(100,000)
Amount at Risk	$1,055,883	$1,055,883

SBK-Brooks Investment Corporation

Additional Information
as of
November 30, 2002

Schedule I

SBK-Brooks Investment Corporation
Computation of Net Capital Under Rule 15c3-1 Of the Securities and Exchange Commission as of November 30, 2002

Net Capital:		
Total stockholders' equity		$1,592,160
Deduct: Non-allowable assets:		
Note and employee receivables	460,699	
Furniture and fixtures	7,281	
Goodwill	15,436	
Deposits	1,726	485,142
Net Capital Before Haircuts		1,107,018
Haircuts on securities:		
Other:		
Options		(6,487)
Net Capital		**$1,100,531**
Aggregate indebtedness:		
Accounts payable and accrued expenses		$ 520,034
Total Aggregate Indebtedness		**$ 520,034**
Computation of net capital requirement:		
Greater of net minimum capital requirement of $100,000 or 6-2/3% of total aggregate indebtedness		$ 100,000
Excess net capital:		
Net capital		1,100,531
Less net capital requirement		100,000
Excess Net Capital		**$1,000,531**
Excess Net Capital at 1000% (Net Capital Less 10% AI)		**$1,048,528**
Percentage of AI to Net Capital		**.47 to 1**

Schedule II

SBK-Brooks Investment Corporation
Statement Pursuant to Rule 17a-5(d)(4)
November 30, 2002

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of November 30, 2002 filed with the Securities and Exchange Commission and the amount included in the accompanying Schedule I computation is as follows:

	November 30, 2002
Net capital, as reported in Company's form X-17a-5, Part IIA	$1,110,851
Net audit adjustments	10,320
Net capital, as reported in Schedule I	$1,100,531

Inasmuch as SBK-Brooks Investment Corporation is operating as a fully-disclosed broker/dealer and does not carry customer accounts, the following supporting schedules are not applicable:

A. Computation for determination of the reserve requirements under Exhibit A of Rule 15c3-3.

B. Information relating to the possession or control requirements under Rule 15c3-3.

McCurdy
& Associates
CPA's, Inc.
CERTIFIED PUBLIC ACCOUNTANTS

27955 Clemens Road
Westlake, Ohio 44145-1121
Phone: (440) 835-8500
Fax: (440) 835-1093

Independent Auditors' Supplementary Report on Internal Control

The Board of Directors
SBK-Brooks Investment Corporation

In planning and performing our audit of the financial statements of SBK-Brooks Investment Corporation for the year ended November 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and

recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McCurdy & Associates CPA's, Inc.
Westlake, Ohio
January 2, 2003